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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Worldwide Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Barclay Blvd. Suite 200
(No. and Street)

Buffalo Grove (City) Illinois (State) 60089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Sweet 847-495-6750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 22 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul G. Mazzocco CPA, LLC
(Name – *if individual, state last, first, middle name*)

20 Danada Square West, #112, Wheaton, IL 60187
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Worldwide Investments, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public


OFFICIAL SEAL
TINA M KAMPTNER
Notary Public - State of Illinois
My Commission Expires May 19, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reliance Worldwide Investments, LLC
Financial Statements
December 31, 2009

Table of Contents

Paul G. Mazzocco, CPA, LLC
20 Danada Square West, #112, Wheaton, IL 60187
630-306-3989

INDEPENDENT AUDITOR'S REPORT

Reliance Worldwide Investments, LLC:

I have audited the accompanying statement of financial condition of Reliance Worldwide Investments, LLC (the "Company") at December 31, 2009, and the related statements of income, retained earnings, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliance Worldwide Investments, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Wheaton, Illinois
February 10, 2010

Paul G. Mazzocco, CPA, LLC
20 Danada Square West, #112
Wheaton, IL 60187
630-306-3989

Board of Directors
Reliance Worldwide Investments, LLC:

In planning and performing my audit of the financial statements of Reliance Worldwide Investments, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's functional operation as a correspondent introducing broker-dealer and relative internal controls over financial reporting as a basis for designing my audit procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including consideration of the control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. As the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal controls.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

My consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies or material inadequacies in internal control procedures and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.



Paul G. Mazzocco, CPA, LLC
Wheaton, Illinois
February 10, 2010

Reliance Worldwide Investments, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash & equivalents	$	67,353
Deposit with clearing firm		31,906
CRD Deposit		127
Prepaid fidelity bond		780
Computer equipment at cost less accumulated depreciation of $10,749		-
	$	100,166

Liabilities & Member's Equity

Liabilities	$	-
Member's Equity		
Membership units		149,333
Retained earnings (deficit)		(49,167)
	$	100,166

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Income and Retained Earnings
For the year ended December 31, 2009

Revenues				
	Commission income		$	1,017
	Interest income			50
	Total			1,067
Expenses				
	Advertising & promotion	119		
	Dues & subscriptions	1,199		
	Bank charges	25		
	Bonding & guarantor costs	931		
	Licenses & permits	399		
	Continuing education	2,315		
	Electronic archiving costs	708		
	Office supplies & expenses	97		
	Regulatory fees	8,267		
	Professional fees	1,600		
	Occupancy	4,200		19,860
	Net income (loss)		$	(18,793)
	Retained earnings (deficit) January 1, 2009			(30,374)
	Retained earnings (deficit) December 31, 2009		$	(49,167)

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2009

Cash flows from operating activities:		
Net income (loss)	**$**	**(18,793)**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		**-**
(Increase) decrease in operating assets:		
Deposits with clearing organizations and others		**292**
Accounts receivable		**289**
Prepaid expenses		**(416)**
Net cash provided by operating activities		**(18,628)**
Cash flows from investing activities:		
None		**-**
Cash flows from financing activities:		
Member's capital contributions		**20,000**
Increase in cash	**$**	**1,372**
Cash at January 1, 2009		**65,981**
Cash at December 31, 2009	**$**	**67,353**

The accompanying notes are an integral part of these financial statements.

Reliance Worldwide Investments, LLC
Notes to Financial Statements
December 31, 2009

1. Organization and Nature of Business

The Company is a correspondent broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a Nevada Limited Liability Company wholly owned by one individual.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The company has no subsidiaries and is engaged in a single line of business as a correspondent broker-dealer. The Company became authorized to do business on June 26, 2007.

Income Taxes

The Company has elected to be taxed as an S-corporation for income tax purposes. Profits and losses of the Company are thus passed through to the individual tax return of the managing member and no income tax allowances are included in these financial statements.

Depreciation

Depreciation is provided for on a straight-line basis using the most rapid method as allowed for tax purposes as allowed by the Internal Revenue Code.

3. Leases

The Company has entered into a non-cancelable long-term lease agreement for its furnished premises at 1250 Barclay Boulevard, Buffalo Grove, Illinois 60089, that expires on December 31, 2012. Future minimum rental commitments under such lease follow:

2010 $ 4,200.00
2011 $ 30,000.00
2012 $ 30,000.00

4. Schedules I, II, III, IV – Supplementary Information Required by rule 17a-5 Under the Securities Exchange Act of 1934:

Schedule I
Reliance Worldwide Investments, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Net Capital		
Total members' equity		$ 100,166
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		100,166
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		100,166
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable	-	
Exchange memberships	-	
Furniture, equipment, and leasehold improvements, net	-	
Other assets	928	
	928	
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver	-	
Aged short security differences	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities/proprietary capital charges	-	
Other deductions and/or charges	-	928
Net capital before haircuts on securities positions (tentative net capital)		99,238
Haircuts on securities		-
Net capital		$ 99,238
Aggregate indebtedness		$ -
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 99,238
Excess net capital at 1,000 percent		$ 99,238
Ratio: Aggregate indebtedness to net capital		0 to 1
Reconciliation with company's computation (included in Part II of Form x-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 100,166
Miscellaneous audit adjustments		0
Net capital per above		$ 100,166

Schedule II
Reliance Worldwide Investments, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

Credit balances	
Free credit balances and other credit balances in customers' security accounts	Not Applicable
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	$ -
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3.	Not Applicable -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Other	-
Gross debits	-
Less % charge	-
Total debit items	-
Reserve computation	
Excess of total debits over total credits	$ -
Required deposit	$ -
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Excess as reported in Company's Part II FOCUS report	$ -
Excess per above computation	$ -

Schedule III
Reliance Worldwide Investments, LLC
Information Relating to Possession or Control Requirements Under
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	**$ -**
A. Number of items	**None**
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	**$ -**
A. Number of items	**None**

Schedule IV
Reliance Worldwide Investments, LLC
Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated Commodity Futures
and Options Accounts
As of December 31, 2009

At the report date, the Company maintained no customers' regulated commodity futures and options accounts. Therefore, the Company was not required to segregate any funds for this purpose.

RELIANCE WORLDWIDE INVESTMENTS, LLC

February 19, 2010

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: 2009 Audited Financial Statements

Dear Sir/Madam:

Please find enclosed 2 copies of the SEC form X-17A-5, Part III and our firm's 2009 Annual Audit, pursuant to SEC Rule 17a-5(d)(1)(i).

The Audit was performed by a licensed CPA registered with the PCAOB, in compliance with the Sarbanes-Oxley Act of 2002 and amended Section 17(e) of the Securities Exchange Act of 1934.

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

RELIANCE WORLDWIDE INVESTMENTS, LLC



Kenneth Sweet
Managing Member, Principal

Office Location:
1250 Barclay Blvd., Suite 200
Buffalo Grove, Illinois 60089

CRD# 143546 SEC # 8-67575

Mailing Address:
2033 Milwaukee Ave #125
Riverwoods, IL 60015

Phone: (847) 495-6750 • Fax: (847) 495-6768
clientrelations@rwiadvisors.com

Reliance Worldwide Investments, LLC
Audited Financial Statements
December 31, 2009

Paul G. Mazzocco, CPA, LLC
20 Danada Square West, #112
Wheaton, IL 60187
630-306-3989